INTERNATIONAL ASSETS ADVISORY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
Cash and cash equivalents	$	622,295
Deposits at clearing brokers		150,000
Securities owned, at fair value		1,062,461
Commissions receivable		344,182
Notes receivable		173,450
Due from affiliates		433,827
Prepaid expenses and other assets		162,709
Property and equipment, net		22,786
TOTAL ASSETS	$	2,971,710
LIABILITIES		
Commissions payable	$	413,624
Accounts payable and accrued expenses		156,846
Payable to Clearing Firm		694,479
Subordinated note payable		150,000
TOTAL LIABILITIES		1,414,949
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		1,556,761
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,971,710

The accompanying notes are an integral part of these financial statements.